(Check One) ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number 000-26749 CUSIP Number 636918-30-2

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

National Medical Health Card Systems, Inc.

Full Name of Registrant

Former Name if Applicable

26 Harbor Park Drive

Address of Principal Executive Office (Street and number)

Port Washington, NY 11050

City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

National Medical Health Card Systems, Inc. (“NMHC”) has not filed its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (“First Quarter 10-Q”) within the requisite deadline because NMHC has required additional time to complete its review and analysis of certain transactions and finalize its financial statements. As a result of the delay in finalizing the NMHC’s financial statements for the first fiscal quarter of 2007, NMHC has been delayed in finalizing its financial statements for the quarter ended December 31, 2006, and therefore, requires additional time to finalize such financial statements and its Quarterly Report on Form 10-Q for the quarter ended December 31, 2006 (“Second Quarter 10-Q”). Accordingly, NMHC was not able to timely file its Second Quarterly 10-Q by February 9, 2007, and does not expect to file such Quarterly Report within the five-day extension period permitted by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jonathan Friedman (Name)	516 (Area Code)	626-0007 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). ☐ Yes ☒ No

NMHC did not file its Quarterly Report on Form 10-Q for the first quarter of fiscal 2007 by November 9, 2006, and was unable to file such Quarterly Report within the five-day extension period permitted by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

While NMHC anticipates that net income for the quarter ended December 31, 2006 will be less than net income for the corresponding period for the prior fiscal year, NMHC cannot make a reasonable estimate of its results of operations for the quarter ended December 31, 2006 because it requires additional time to finalize its Second Quarter 10-Q.

National Medical Health Card Systems, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 12, 2007	By:	/s/ Stuart Diamond
	Name:	Stuart Diamond
	Title:	Chief Financial Officer